Cognizant Technology Solutions Glenpointe Centre West 500 Frank W. Burr Blvd. Teaneck, New Jersey 07666 Telephone (201) 801-0233 Fax (201) 801-0243 www.cognizant.com

May 14, 2008

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Room 4561

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	Cognizant Technology Solutions Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

Form DEF 14A

Filed April 28, 2008

File No. 000-24429

Dear Mr. Krikorian:

This letter is submitted on behalf of Cognizant Technology Solutions Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated April 30, 2008 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1.	Business

Customers, page 9

1.	Item 101(c)(1)(vii) of Regulation S-K requires that you disclose whether any of your business segments are dependent upon a single customer or a few customers, the loss of whom would have a material adverse effect on the segment. Because your disclosure currently provides customer information on a company-wide basis rather than a segment basis, it is unclear whether any of your business segments are dependent upon any customer or customers. Please advise whether you have considered disclosing information about your top customers by business segment.

May 14, 2008

Response:

We have reviewed Item 101(c)(1)(vii) of Regulation S-K and understand your comments and the Commission’s guidance on these matters. In response to the Staff’s comments, we have added the following disclosure in the “Business Segments” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008:

As of March 31, 2008, we had 505 active customers. Accordingly, we provide a significant volume of services to many customers in each of our business segments. Therefore, a loss of a significant customer or a few significant customers in a particular segment could materially reduce revenues for such segment. However, no individual customer exceeded 10% of our consolidated revenues for the quarters ended March 31, 2008 and 2007, respectively. In addition, the services we provide to our larger customers are often critical to the operations of such customers and a termination of our services would require an extended transition period with gradual declining revenues.

Prospectively, in future filings, we will continue to include such disclosures on customer concentration as appropriate. Please be advised that we did not have any customers from which we derived revenues greater than 10% of our consolidated revenue for each of the respective years ended years ended December 31, 2007, 2006 and 2005.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 30

2.	Please advise us whether you have considered expanding your disclosure to discuss the material challenges facing your company and how your management is addressing such challenges. Refer to Release No. 33-8350 (December 29, 2003). For example, you may wish to discuss the effect on your business of weakness in the industries you serve. Since your largest business segment is financial services, you could address the possible effects of reported strains on liquidity of assets held by financial institutions generally and the impact those conditions may have on the availability of capital to purchase your services. You could also address the impact current credit market conditions may have on your operations and revenues. Refer to Release No. 33-8350 (December 29, 2003).

Response:

We have reviewed Release No. 33-8350 (December 29, 2003) and understand your comments and the Commission’s guidance on these matters. On an ongoing basis we evaluate our disclosure requirements under Release No. 33-8350 (December 29, 2003)

May 14, 2008

and believe, historically, we have included the appropriate disclosures of the material challenges faced by the Company and how we are addressing such challenges in our filings. Examples of such disclosures in our Annual Report on Form 10-K for the year ended December 31, 2007 (“Form 10-K”) include the effect of the appreciation of the Indian Rupee on our cost structure, discussions of wage pressures in India and the impending expiration of the income tax holidays in India that we currently enjoy.

While preparing our disclosures for the Form 10-K, we considered the recent turmoil within the financial services industry and the reported liquidity strains financial institutions were experiencing. At such time, these issues were not materially impacting our Financial Services business segment. Accordingly, in the “Results by Business Segment” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations we disclosed that “the business challenges experienced by the financial services industry during last six months of 2007 did not have a material impact on our business.” In addition, we added a risk factor which discussed the softening economy, issues facing the financial services industry and the concentration of our business in such industry segment. In the latter part of the quarter ended March 31, 2008, these issues within the financial services industry began to impact our business and; accordingly, we added the following disclosure in the “Executive Summary”section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008:

During the quarter ended March 31, 2008, we saw a further weakening in the U.S. economy particularly in the financial services industry. In addition, during the quarter ended March 31, 2008, sequential quarterly revenue growth for our Financial Services business segment was 3.1% as compared to sequential quarterly growth ranging from 7.2 % to 13.5% during the year ended December 31, 2007. Driven by the recent turmoil in the credit markets, certain of our financial services customers are closely monitoring their IT spending. Accordingly, in the near term, we expect our Financial Services business segment to be negatively impacted. We have reduced our planned hiring for 2008 in response to the lower than originally anticipated growth in our Financial Services business segment during 2008.

Prospectively, in future filings, we will continue to include disclosures of the material challenges faced by the Company and how we are addressing such challenges in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, as appropriate.

Item 9A.	Controls and Procedures

3.

We note your statement that “In designing and evaluating [y]our disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applied its judgment in evaluating the cost-benefit relationship of possible controls and procedures.” Your disclosures should state

May 14, 2008

clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Response:

We have reviewed Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 and understand your comments and the Commission’s guidance on these matters. In response to the Staff’s comments we will remove the reference to the level of assurance in our disclosure controls and procedures in future filings commencing with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Acquisitions, page F-11

4.	We note your reference to a pending appraisal that will be used to provide additional information concerning asset and liability valuations. Please note that when you refer to an independent valuation specialist you should disclose the specialist’s name and, if your annual report is incorporated by reference into a Securities Act registration statement, include the appropriate consent. Refer to Rule 436(b) of Regulation C and file the consent, if necessary.

Response:

We have reviewed Rule 436(b) of Regulation C and understand your comments and the Commission’s guidance on these matters. We respectfully advise the Staff that we have modified our disclosures relating to this matter in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 under “Note 2 – Acquisitions” to read:

“The Company has made a preliminary allocation of the purchase price to the tangible and intangible assets and liabilities acquired. Accordingly, the allocations are subject to revision upon completion of the Company’s appraisal of the assets acquired and liabilities assumed.”

May 14, 2008

Note 4. Investment Securities, page 83

5.	We note your disclosure that the instability in the credit markets may affect your ability to liquidate the auction rate securities in the short-term. Please indicate whether these securities will continue to be classified as a current asset in your next filing. If so, describe how you determined that this classification is appropriate. See Chapter 3 of ARB 43. In addition, please describe how you will determine fair value for these securities and indicate your consideration of the disclosure requirements under SFAS 157 in your next filing.

Response:

We respectfully advise the Staff that we have reclassified our auction rate securities from short-term investments to long-term investments in our Condensed Consolidated Statement of Financial Position as of March 31, 2008 reported in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008. As of our Form 10-K filing, a short period of time had elapsed from the first auction failure, not all securities held in our portfolio participated in a failed auction and it was not evident that the auction rate market would not reestablish itself or that another market would not emerge. Therefore, we believed that we would recover our investment within a year. However, as of the filing date of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, we believe it was appropriate to reclassify the auction rate securities to long-term investments considering the current illiquidity of these securities, the uncertainty of when and if the auction rate market will reestablish itself, and our ability and intent to hold these securities until we can recover the value of our investment. Furthermore, the Company has estimated the fair value of these auction rate securities as of March 31, 2008 using a discounted cash flow analysis which considered the following key inputs: (i) the underlying structure of each security; (ii) the timing of expected future principal and interest payments; and (iii) discount rates that are believed to reflect current market conditions and the relevant risk associated with each security. Under SFAS 157, the Company’s auction rate securities are considered level 3 assets and were disclosed as such. Please see “Note 3 – Cash Equivalents and Short and Long-Term Investments” to the Notes to Condensed Financial Statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 for our disclosure on the adoption of SFAS 157.

Note 14. Quarterly Financial Data (Unaudited), page F-21

6.	We note your selected quarterly financial data does not contain gross profit information. Tell us your consideration of including gross profit margin or cost of revenues including related depreciation and amortization expense pursuant Item 302(A)(1) of Regulation S-K.

May 14, 2008

Response:

We have reviewed Item 302(A)(1) of Regulation S-K and understand your comments and the Commission’s guidance on these matters. We respectfully advise the Staff that the Company will present the same expense items in the Quarterly Financial Information (Unaudited) footnote in future filings as presently appear in the financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, as allowed by Question 3 of SAB Topic 6.G. This will include costs of revenue (exclusive of depreciation and amortization); selling, general and administrative expense; depreciation and amortization expense; and income from operations. The Company presents costs of revenues in its consolidated statements of operations excluding deprecation and amortization expense in accordance with SAB Topic 11.B. “Depreciation and Depletion Excluded from Cost of Sales.” The exclusion of depreciation from costs of revenue is also consistent with the Company’s internal financial statements used for management reporting and analysis.

Definitive Proxy Statement filed April 28, 2008

Certain Relationships and Related Transactions, page 22

7.	It appears that you have not provided a description of your policies and procedures for reviewing, approving or ratifying related party transactions, as required by Item 404(b) of Regulation S-K. Please advise.

Response:

The Audit Committee of the Company is responsible for reviewing and approving all transactions between us and any related person. Related persons can include any of our directors or executive officers, certain of our shareholders, and any of their immediate family members. This obligation is set forth in our Audit Committee Charter. In evaluating related person transactions, the members of the Audit Committee apply the same standards of good faith and fiduciary duty they apply to their general responsibilities as a committee of the Board of the Directors and as individual directors. The Audit Committee will approve a related person transaction when, in its good faith judgment, the transaction is in the best interest of the Company. To identify related person transactions, each year, we require each of our directors, director nominees and executive officers to complete a disclosure questionnaire identifying any transactions with us in which the officer or director or their family members have an interest.

In addition, our Amended and Restated Code of Business Conduct and Ethics describes our expectation that all directors, officers and employees who may have a potential or apparent conflict of interest to, in the case of employees, notify the General Counsel, or in the case of executive officers and directors, notify the Board of Directors. A copy of our Amended and Restated Code of Business Conduct and Ethics is posted in the “About Us” section of our Web site under the “Management & Governance” tab located at www.cognizant.com.

May 14, 2008

In the last two years, there have been no related party transactions required to be disclosed pursuant to Item 404 of Regulation S-K. We will on a prospective basis provide a description of our policies and procedures for reviewing, approving or ratifying related party transactions, as required by Item 404(b) of Regulation S-K.

*        *        *        *        *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (201) 678-2712 or Steven E. Schwartz, Esq., our Senior Vice President and General Counsel, at (201) 678-2759.

Sincerely,

/s/ Gordon Coburn

Chief Financial and Operating Officer

cc:	Morgan Youngwood

Matthew Crispino

Barbara Jacobs

(Securities and Exchange Commission)

Steven E. Schwartz, Esq.

Andrew P. Gilbert, Esq.

(Morgan, Lewis & Bockius LLP)

Robert Sturm

(PricewaterhouseCoopers LLP)